Filed Pursuant to Rule 433
Registration No. 333-156025
January 6, 2009
$500,000,000
5.625% Senior Notes due 2014
$700,000,000
6.300% Senior Notes due 2019
TERM SHEET

Issuer:	Devon Energy Corporation (Bloomberg Ticker: “DVN”)

Ratings:	Baa1 (stable) Moody’s / BBB+ (stable) S&P

Securities:	$500,000,000 5.625% Senior Notes due 2014 $700,000,000 6.300% Senior Notes due 2019

Format:	SEC registered (global) (No. 333-156025)

CUSIP / ISIN No.	2014 Notes: 25179M AG8 / US25179MAG87 2019 Notes: 25179M AH6 / US25179MAH60

Trade Date:	January 6, 2009

Expected Settlement:	January 9, 2009 (T+3)

Maturity:	2014 Notes: January 15, 2014 2019 Notes: January 15, 2019

Price To Public:	2014 Notes: 99.774% of principal amount 2019 Notes: 99.698% of principal amount

Coupon:	2014 Notes: 5.625% per year (payable semi-annually) 2019 Notes: 6.300% per year (payable semi-annually)

Interest Payment Dates:	January 15th and July 15th, beginning July 15, 2009

Benchmark Treasury:	2014 Notes: 1.50% due December 31, 2013 2019 Notes: 3.750% due November 15, 2018

Benchmark Treasury Yield:	2014 Notes: 1.677% 2019 Notes: 2.491%

Spread to Benchmark Treasury:	2014 Notes: +400 basis points 2019 Notes: +385 basis points

Yield to Maturity:	2014 Notes: 5.677% 2019 Notes: 6.341%

Make Whole Call At Any Time:	The greater of 100% of principal amount or discounted present value at Adjusted Treasury Rate +50 bps (0.50%) for the 2014 Notes and +50 bps (0.50%) for the 2019 Notes

Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Use of Proceeds:	Repayment of approximately $1 billion of outstanding commercial paper, and general corporate purposes

Underwriting Discount:	2014 Notes: 0.60% 2019 Notes: 0.65%

Joint Bookrunners:	Banc of America Securities LLC J.P. Morgan Securities Inc. UBS Securities LLC Greenwich Capital Markets, Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. BMO Capital Markets Corp. RBC Capital Markets Corporation

Junior Co-Managers:	The Bank of Tokyo-Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC Barclays Capital Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free Banc of America Securities LLC at 1-800-294-1322, J.P. Morgan Securities Inc. at 212-834-4533 (collect) or UBS Securities LLC at 1-877 827-6444 (ext. 561-3884).